October 24, 2024

Jonathan New
Chief Financial Officer
MULLEN AUTOMOTIVE INC.
1405 Pioneer Street
Brea, California 92821

       Re: MULLEN AUTOMOTIVE INC.
           Registration Statement on Form S-1
           Filed October 4, 2024
           File No. 333-282516
Dear Jonathan New:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please revise the cover page to clearly disclose (i) the number of shares that were issued or are issuable in connection with the Note and Warrant Financing and (ii) the percentage of total issued and outstanding shares that were issued or are issuable in connection with Note and Warrant Financing, assuming full issuance.
Plan of Distribution, page 29

2. We note your disclosure on page 29 that the selling securityholders may sell their securities directly or through one or more underwriters, broker-dealers or agents.
       Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item
 October 24, 2024
Page 2

       512(a)(1)(iii) of Regulation S-K.
General

3. Given the nature and size of the transaction being registered, advise the staff of the
       company   s basis for determining that the transaction is appropriately characterized as
       a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Please also discuss the details of the transactions in which the selling
       shareholders received the securities covered by the resale registration statement and the length of time the selling shareholders have held the securities, with a view to understanding whether the offering should be deemed an indirect primary being conducted by or on behalf of the issuer, consistent with Section 612.09 of the
       Securities Act Rules Compliance and Disclosure Interpretations. Your response should also address prior "resale" registration statements related to the underlying private transaction, common selling shareholders in each registration statement, the aggregate number of shares offered and registered for resale for each selling shareholder, the number of shares each selling shareholder may acquire upon conversion and exercise regardless of any beneficial ownership limitation, profit realized and that could be realized as a result of conversion or exercise discounts and whether the company had and currently has the intention, and a reasonable basis to believe it has the financial ability, to make all required payments on the notes.
4. It appears that you are not eligible to incorporate by reference into your Form S-
       1 given that you have not yet filed your annual report for your fiscal year ended
       September 30, 2024. Please revise your registration statement accordingly or advise.
       See General Instruction VII.C to Form S-1. Please also ensure that your compensation disclosure is updated to reflect your fiscal year ended September 30, 2024. Refer to
       Item 402 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Katherine J. Blair